09035348

Securities Exchange Act of 1934
Rule 12g-3

Act: 1933
Section:
Rule: 144
Public
Availability: 2/27/2009

NO ACT DC
PE
2-26-09

February 27, 2009

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Received SEC
FEB 27 2009
Washington, DC 20549

RE: 1 Hungarian Telephone and Cable Corp. ("HTCC Delaware")
2 Invitel Holdings A/S ("Invitel Denmark")
Incoming letter dated February 26, 2009

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- The reporting history of HTCC Delaware under the Exchange Act may be taken into account to determine whether Invitel Denmark is eligible to use Form S-8 under the Securities Act;

- HTCC Delaware's Exchange Act reporting history may be taken into account when determining Invitel Denmark's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act;

- Average weekly reported trading volume in HTCC Delaware Common Stock during the time periods specified by Rule 144(e)(1) may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e);

- The Merger will be a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and Invitel Denmark will be an "accelerated filer" for purposes of Rule 12b-2 under the Exchange Act;

- Persons who have filed statements on Schedule 13D or 13G under the Exchange Act reporting beneficial ownership of HTCC Delaware Common Stock will not be required to file additional or amended statements on Schedule 13D or 13G as a result of the Merger, provided that they note in their next subsequent filings on Schedule 13D or 13G that Invitel Denmark is the successor to HTCC Delaware.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Michael Coco
Special Counsel

2

09035397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2009

Michael Wolfson
Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU
United Kingdom

Re: Hungarian Telephone and Cable Corp. and Invitel Holdings A/S

Dear Mr. Wolfson:

In regard to your letter of February 26, 2009 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek

Paul M. Dudek
Chief
Office of International
Corporate Finance

SIMPSON THACHER & BARTLETT LLP
A LIMITED LIABILITY PARTNERSHIP

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HU
+44 (0)20 7275 6500

FACSIMILE: +44 (0)20 7275 6502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

February 26, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Securities Act of 1933 – Form S-8;
Securities Act of 1933 – Rule 144;
Securities Exchange Act of 1934 – Rule 12g-3(a) and Rule 12g-3(f);
Securities Exchange Act of 1934 – Rule 12b-2;
Securities Exchange Act of 1934 – Schedules 13D and 13G

Re: Hungarian Telephone and Cable Corp. and Invitel Holdings A/S

Dear Ladies and Gentlemen:

We are writing on behalf of Hungarian Telephone and Cable Corp., a Delaware corporation ("HTCC Delaware"), and Invitel Holdings A/S, a Danish public limited liability company ("Invitel Denmark") and a wholly-owned subsidiary of HTCC Delaware. HTCC Delaware intends to reorganize as a Danish public limited liability company (the "Reorganization") pursuant to an Agreement and Plan of Merger, dated as of November 27, 2008 (the "Merger Agreement"), among Invitel Denmark, HTCC Delaware and Invitel Sub LLC, a Delaware limited liability company ("MergeCo") and a wholly-owned subsidiary of Invitel Denmark. As a result of the Reorganization, Invitel Denmark will become the parent holding company of the HTCC group, instead of HTCC Delaware, and, together with its subsidiaries, will continue to conduct the business now conducted by HTCC Delaware and its subsidiaries.

The Reorganization will be accomplished through the following steps:

- a transfer of the assets of HTCC Delaware to, and assumption of its liabilities by, Invitel Denmark, in exchange for newly issued shares of Invitel Denmark;

- a merger of HTCC Delaware with and into MergeCo (the "Merger"), which will be the surviving company in the merger and will be a wholly owned, direct subsidiary of Invitel Denmark. As a result, each share of HTCC Delaware common stock, par value $0.001 per share (the "HTCC Delaware Common Stock"), will automatically convert into the right to receive one American depositary share of Invitel Denmark ("Invitel Denmark ADS"), representing one ordinary share of Invitel Denmark ("Invitel Denmark Ordinary Share"), provided that an HTCC Delaware stockholder may elect to receive Invitel Denmark Ordinary Shares instead of Invitel Denmark ADSs. As a result, immediately after the Merger, the stockholders of HTCC Delaware will, either directly or through Invitel Denmark ADSs, own exactly the same number of Invitel Denmark Ordinary Shares as they owned in HTCC Delaware immediately before the Merger; and

- after completion of the Merger, the transfer by MergeCo of its remaining assets and rights to, and the assumption of its remaining liabilities and obligations by,[1] its parent Invitel Denmark, and the dissolution of MergeCo.

On November 28, 2008, Invitel Denmark filed a Registration Statement on Form F-4 (Registration No. 333-155788) (the "Reorganization Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "SEC"), which was subsequently amended on January 12, 2009, January 29, 2009 and February 2, 2009, and declared effective by the SEC on February 2, 2009. The Reorganization Registration Statement contains the preliminary proxy statement of HTCC Delaware and the preliminary prospectus for the Invitel Denmark Ordinary Shares (the "Proxy Statement/Prospectus"). On February 2, 2009, HTCC Delaware filed the definitive Proxy Statement/Prospectus on Schedule 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the special meeting to approve the Merger is scheduled to be held on February 24, 2009. The Merger must be approved by the stockholders of HTCC Delaware. TDC A/S, a Danish public limited liability company ("TDC"), holds approximately 63.9% of the outstanding HTCC Delaware Common Stock. TDC has informed HTCC Delaware that it intends to vote in favor of adoption of the Merger Agreement. TDC owns sufficient HTCC Delaware Common Stock to approve the Merger and, therefore, no action by any other stockholder of HTCC Delaware is required for the Reorganization to be completed.

I. The Companies

The following descriptions of HTCC Delaware, Invitel Denmark and MergeCo are based on the descriptions of these companies contained in the Proxy Statement/Prospectus.

(A) HTCC Delaware

HTCC Delaware was incorporated in Delaware in 1992 as a holding company to acquire concessions from the government of the Republic of Hungary to own and operate local fixed line telecommunications networks in Hungary as Hungary privatized its telecommunications industry. Today, HTCC Delaware is the second largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services to residential and business customers in its 14 historical concession areas, where it has a dominant market share. It is also the

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[1] These assets, rights, liabilities and obligations will principally be those arising under the Merger Agreement itself.

number one independent regional wholesale provider of data and capacity services in Central and South Eastern Europe.

HTCC Delaware's historical concession areas in Hungary are geographically clustered and cover an estimated 2.1 million people, representing approximately 21% of Hungary's population. HTCC Delaware has an extensive national fiber optic backbone network comprising approximately 8,500 route kilometers of fiber, providing it with nationwide reach, allowing business customers to be connected directly to its network to access voice, data and Internet services.

Outside Hungary, HTCC Delaware is the leading independent provider of wholesale data and capacity services throughout Central and South Eastern Europe. HTCC Delaware's regional fiber optic backbone network comprises approximately 19,000 route kilometers of fiber with 40 points of presence in 14 countries. Its clients include the incumbent telecommunications services providers in those countries as well as alternative fixed line telecommunications services providers, mobile operators, cable television operators and Internet Service Providers. HTCC Delaware also provides services to telecommunication services providers from Western Europe and the United States, enabling them to meet the regional demands of their corporate clients.

The authorized capital stock of HTCC Delaware consists of 25 million shares of HTCC Delaware Common Stock and 5 million shares of preferred stock, par value $0.001 per share. As of January 29, 2009, 16,425,733 shares of HTCC Delaware Common Stock were outstanding. The HTCC Delaware Common Stock is registered under Section 12(b) of the Exchange Act, and listed on NYSE Alternext. On January 29, 2009, TDC owned 10,499,782 shares of HTCC Delaware Common Stock, representing approximately 63.9% of the outstanding HTCC Delaware Common Stock. TDC also holds 30,000 shares of Series A Preferred Stock of HTCC Delaware, which it may convert into 300,000 shares of HTCC Delaware Common Stock at any time (the "Preferred Stock"). TDC has informed HTCC Delaware that it intends to convert all of its Preferred Stock into shares of HTCC Delaware Common Stock immediately prior to the Merger.

HTCC Delaware maintains and sponsors three stock-based compensation plans, including a stock option plan approved by the board of directors of HTCC Delaware in 1992, as amended and renamed upon stockholder approval in 2002 (registered on Form S-8, Registration No. 333-54688), the Non-Employee Director Stock Option Plan established by the board of directors of HTCC Delaware in 1997 (registered on Form S-8, Registration No. 333-29885) and the 2004 Long-Term Incentive Plan approved by the stockholders of HTCC Delaware in 2004 (registered on Form S-8, Registration No. 333-115871) (all of these plans are collectively referred to herein as the "Stock-Based Compensation Plans"). Each Stock-Based Compensation Plan is registered on a currently effective registration statement on Form S-8 (collectively, the "Plan Registration Statements").

As of the date hereof, HTCC Delaware has no class of securities, whether equity or debt, that is registered under the Exchange Act, other than the HTCC Delaware Common Stock.

(B) Invitel Denmark

Invitel Denmark is a newly formed Danish public limited liability company and is a wholly owned direct subsidiary of HTCC Delaware. Invitel Denmark has no significant assets or capitalization and has not engaged in any business or other activities other than in connection with its formation and the reorganization and related transactions. Invitel Denmark is the direct parent company of MergeCo. After completion of the reorganization, Invitel Denmark and its subsidiaries will continue to conduct the business now conducted by HTCC Delaware and its subsidiaries. As of the effective time of the Merger (the "Effective Time"), the number of outstanding Invitel Denmark Ordinary Shares will be equal to the number of outstanding shares of HTCC Delaware Common Stock immediately before the Effective Time.

(C) MergeCo

MergeCo is a newly formed Delaware limited liability company and a wholly-owned subsidiary of Invitel Denmark. MergeCo was formed to accomplish the proposed Merger. It has no significant assets or capitalization and has not engaged in any business or other activities except in connection with its formation and the Reorganization and related transactions.

II. The Reorganization

The Reorganization will be accomplished through the steps described above in the second paragraph of this letter.

Invitel Denmark has received advice that, generally, for U.S. federal income tax purposes, stockholders of HTCC Delaware who are U.S. persons and not Danish residents should not recognize gain or loss on the receipt of Invitel Denmark ADSs or Invitel Denmark Ordinary Shares in exchange for HTCC Delaware Common Stock pursuant to the Reorganization.

Invitel Denmark intends to apply to list the Invitel Denmark ADSs on the NYSE Alternext effective upon closing of the Merger, and the HTCC Delaware Common Stock will be delisted from NYSE Alternext at that time.

When the Reorganization is completed, all of the directors of HTCC Delaware will be the directors of Invitel Denmark. HTCC Delaware's Chief Executive Officer and Chief Financial Officer will become the executive officers of Invitel Denmark. Assuming TDC's conversion of its Preferred Stock before the Merger, the consolidated capitalization, assets and liabilities of Invitel Denmark immediately following the Reorganization will be the same as those of HTCC Delaware immediately prior to the Reorganization.

Upon consummation of the Reorganization, the Stock-Based Compensation Plans will be amended in accordance with their terms to provide that Invitel Denmark Ordinary Shares will be issued upon the exercise of any options or the payment of any other stock-based awards and otherwise to reflect appropriately the substitution of Invitel Denmark Ordinary Shares for HTCC Delaware Common Stock, unless otherwise agreed in privately negotiated transactions between HTCC Delaware, or Invitel Denmark, as HTCC Delaware's successor, and the respective participants in the Stock-Based Benefit Plans.

A comparison of the respective charter documents of HTCC Delaware and Invitel Denmark and relevant corporate laws of Delaware and Denmark is set forth in the Proxy Statement/Prospectus under the headings "Description of Ordinary Shares of Invitel Denmark," "Description of Invitel Denmark American Depositary Shares" and "Comparison of Rights of Stockholders/Shareholders." This information is incorporated by reference in this letter.

III. No-Action Requests

On behalf of HTCC Delaware and Invitel Denmark, we respectfully request an interpretive opinion or no-action letter from the Division of Corporation Finance (the "Division") with respect to the following issues arising under the Securities Act and the Exchange Act in connection with the Reorganization.

(A) Exchange Act Rule 12g-3(a), Rule 12g-3(f) and Rule 12b-2. As a result of the Reorganization, Invitel Denmark will be deemed a successor issuer of HTCC Delaware and the Invitel Denmark Ordinary Shares and Invitel Denmark ADSs will be deemed registered under the Exchange Act by operation of Rule 12g-3(a), notwithstanding that the number of holders of record will be less than 300. Invitel Denmark's filing of a Form 6-K, rather than Form 8-K, containing the information required by Rule 12g-3(f) will be deemed to satisfy its obligations under Rule 12g-3(f). As a result of the Reorganization, Invitel Denmark will be considered an accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

(B) Securities Act Rule 144. HTCC Delaware's prior activities and the most recent reports or statements published by HTCC Delaware prior to the Merger, and the average weekly reported trading volume in HTCC Delaware's common stock during the time periods specified in Rule 144(e)(1), may be taken into account in determining whether Invitel Denmark has complied with the current public information requirements of Rule 144(c)(1) under the Securities Act and the limitation on the amount of Invitel Denmark Ordinary Shares that may be sold pursuant to Rule 144(e) under the Securities Act.

(C) Schedules 13D and 13G. Persons who have filed statements on Schedule 13D or 13G reporting ownership interests in HTCC Delaware Common Stock will not be required to file any additional or amended statements or forms as a result of the Reorganization, provided that these persons note in their next filings that Invitel Denmark is the successor issuer to HTCC Delaware.

(D) Form S-8. The activities and status of HTCC Delaware prior to the Merger may be considered in determining whether the requirements for the use of Form S-8 under the Securities Act are met by Invitel Denmark.

The Division has granted relief similar to that requested by this letter in several reincorporation transactions, consummated both with and without shareholder approval. *See generally*, *Mentor Corporation* (available September 26, 2008), *Dollar Tree Stores, Inc.* (available February 20, 2008), *Roper Industries, Inc.* (available July 19, 2007), *InterDigital Communications Corporation* (available June 25, 2007), *Hecla Mining Co.* (available October 31, 2006), *Matria Healthcare, Inc.*(available February 10, 2005), *Johnson Controls Inc.* (available October 1, 2004), *Weatherford International* (available June 25, 2002), *Nabors Industries, Inc. and Nabors Industries Ltd.* (available April 29, 2002); *Reliant Energy, Incorporated* (available December 21, 2001); *NUI Corporation* (available December 22, 2000); *T. Rowe Price Associates, Inc.* (available April 28, 2000); *IPC Information Systems, Inc.* (available May 20, 1999); *Northwest Airlines Corporation* (available December 16, 1998); *Central Maine Power Company* (available October 28, 1998); *Startec Global Communications Corporation* (available July 1, 1998); *El Paso Natural Gas Company* (available May 21, 1998); *Payless ShoeSource, Inc.* (available April 20, 1998); *Idaho Power Company* (available March 16, 1998); *Consolidated Edison Company of New York, Inc.* (available October 31, 1997); *Rouge Steel, Inc.* (available April 22, 1997); *Boston Edison Company* (available February 24, 1997); *Halliburton Company* (available December 11, 1996); *PS Group, Inc.* (available May 23, 1996); and *Toys "R" Us, Inc.* (available December 1, 1995).

None of the precedent no action letters mentioned in the preceding paragraph involved a reincorporation as a result of which the "successor" of a domestic issuer would be a "foreign private issuer," as defined in Rule 3b-4 under the Exchange Act, and we are not aware of any such no action letters having been granted by the Division. As discussed in more detail below, we do not believe that the fact that Invitel Denmark will be a foreign private issuer instead of a domestic issuer undermines the rationale for the relief granted in these precedents or should make the grant of such relief in this instance inappropriate. As discussed above, the Division has granted similar relief in wholly domestic transactions. Additionally, the Division has granted similar relief where both the predecessor issuer and the successor issuer are foreign private issuers under the Exchange Act. *See generally*, *Reuters Group PLC and Thomson Reuters PLC* (available March 20, 2008); *Shire Pharmaceuticals Group PLC and Shire PLC* (available November 17, 2005); *Royal Dutch Shell PLC* (available May 17, 2005); *Bookham plc* (available September 22, 2004); *Hanson PLC, Hanson Building Materials PLC* (available October 9, 2003); and *Six Continents PLC* (available March 28, 2003).

IV. Legal Discussion

(A) Rule 12g-3(a), Rule 12g-3(f) and Rule 12b-2

Rule 12g-3(a) under the Exchange Act provides that, where in connection with a succession by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as the Invitel Denmark Ordinary Shares) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) of the Exchange Act (such as the HTCC Delaware Common Stock), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, unless upon consummation of the succession such securities are exempt from registration other than by Rule 12g3-2, or all securities of such class are held of record by less than 300 persons.

A "succession" is defined in Rule 12b-2 as the direct acquisition of assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. As Invitel Denmark will acquire all the assets and liabilities of HTCC Delaware in the Reorganization, we believe that Invitel Denmark should be entitled to rely on Rule 12g-3(a) under the Exchange Act to register the Invitel Denmark Ordinary Shares under the Exchange Act. The Division has taken a similar position with respect to Rules 12b-2 and 12g-3 in the context of transactions similar to the Merger. *See, e.g., Weatherford International*, supra; *Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Reliant Energy, Incorporated*, supra; *NUI Corporation*, supra; *IPC Information Systems*, supra; *Northwest Airlines Corporation*, supra; *PS Group, Inc.*, supra; *Central Maine Power Company*, supra; and *Payless ShoeSource, Inc.*, supra. The Divison has also taken a similar position on prior occasions where the predecessor issuer and the successor issuer both were foreign private issuers. *See, e.g., Shire Pharmaceuticals Group PLC and Shire PLC*, supra; and *Six Continents PLC*, supra.

We note that the express wording of Rule 12g-3(a)(2) provides that such deemed registration would not occur if the class of securities issued would be held of record by less than 300 persons. Upon consummation of the Merger, Invitel Denmark will have approximately 63 holders of record. The threshold of 300 record holders in Rule 12g-3(a) presumably was intended to permit a successor to terminate its Exchange Act reporting and to coordinate with the standard for termination under Rule 12g-4. Invitel Denmark is not seeking to terminate its Exchange Act reporting obligations. In addition, in light of the disclosures made in the Reorganization Registration Statement and the Proxy Statement/Prospectus, we believe that if Invitel Denmark were required to file an Exchange Act registration statement covering the Invitel Denmark Ordinary Shares, no additional disclosure would result. Therefore, we believe that the application of Rule 12g-3(a) is appropriate notwithstanding that Invitel Denmark will have fewer than 300 record holders of the Invitel Denmark Ordinary Shares upon consummation of the Merger. The Division has granted relief from the 300 record holder threshold in Rule 12g-3 in a number of situations similar to that of Invitel Denmark. *See, e.g., Pediatrix Medical Group, Inc.* (available December 22, 2008); *IPC Information Systems*, supra; *American Eagle Outfitters* (available March 29, 1999); and *Rowley-Scher Reprographics, Inc.* (available December 6, 1986).

If an issuer is deemed to have securities registered pursuant to Section 12 of the Exchange Act, Rule 12g-3(f) of the Exchange Act requires that such issuer file a report on Form 8-K with the SEC, indicating by which paragraph of Section 12 of the Exchange Act the securities of the successor issuer are deemed registered. Shortly after the Merger, Invitel Denmark will file a Form 6-K that indicates that the Invitel Denmark Ordinary Shares are deemed registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a).

Based upon the foregoing, we respectfully request that you concur in our opinion that Invitel Denmark may rely on Rule 12g-3(a) to register the Invitel Denmark Ordinary Shares under the Exchange Act, notwithstanding that Invitel Denmark will have fewer than 300 record holders upon consummation of the Merger, and that you confirm that the Division will not recommend enforcement action if Invitel Denmark files the information required by Rule 12g-3(f) on Form 6-K, rather than Form 8-K. The Division has permitted filing the information required by Rule 12g-3 on Form 6-K in previous transactions. *See, e.g.*, *Six Continents PLC*, supra; *British Telecommunications plc* (available October 11, 2001); and *Hafslund Nycomed AS* (available April 19, 1996).

The Invitel Denmark ADSs, which Invitel Denmark intends to list on the NYSE Alternext Stock Exchange, will be registered on Form F-6 under the Securities Act.

Further, in accordance with Section 12 of the Exchange Act and Rule 12b-2 thereunder, Invitel Denmark will be the successor issuer of HTCC Delaware. HTCC Delaware is an accelerated filer as defined by Rule 12b-2 of the Exchange Act. In our opinion, because Invitel Denmark will be the successor issuer to HTCC Delaware, Invitel Denmark should be deemed an accelerated filer. The Division has taken a similar position on prior occasions that a successor issuer would be a successor to a company's status as an accelerated filer under Rule 12b-2 of the Exchange Act. *See, e.g., Roper Industries, Inc.*, supra; *Matria Healthcare, Inc.*, supra; *Aether Systems, Inc.* (available April 26, 2005); and *Johnson Controls, Inc.*, supra.

We are not aware of any policy or other reason why a foreign private issuer as successor to a domestic issuer would not also satisfy the requirements for succession under Rule 12b-2 and Rule 12g-3(a) such that the no action relief previously granted by the Division in analogous circumstances to those present for HTCC Delaware and Invitel Denmark should not apply. Therefore, we respectfully request that you concur in our opinion that Invitel Denmark, as successor to HTCC Delaware, will be deemed an accelerated filer for purposes of Rule 12b-2 of the Exchange Act.

(B) Rule 144

Affiliates of Invitel Denmark who desire to sell Invitel Denmark Ordinary Shares, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. In order for Rule 144 to be available to the affiliates of Invitel Denmark, the requirements of subparagraph (c)(l) thereof must be satisfied. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(l), this requirement will be deemed to be satisfied where the issuer (i) has securities registered pursuant to Section 12 of the Exchange Act, (ii) has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities, and (iii) has filed all of the reports required to be filed by it under Section 13 for the 12 months preceding such sale (or for such shorter period that it was required to file such reports).

The purpose of Rule 144(c)(1) is to insure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(1) would prevent affiliates of Invitel Denmark from utilizing Rule 144 during the first 90 days after the Effective Time, we believe that Invitel Denmark should be entitled to take the prior activities of HTCC Delaware into account for purposes of satisfying the Rule 144(c)(1) eligibility requirements. In this instance, the information to be furnished to the public concerning Invitel Denmark would be adequate and current. HTCC Delaware has been a reporting company under the Exchange Act for many years. All reports required to be filed by HTCC Delaware under the Exchange Act since August 16, 2007 have been timely filed or will be timely filed prior to the Reorganization, including a current report on Form 8-K with respect to HTCC Delaware's consummation of the Reorganization. Also, Invitel Denmark will be subject to the reporting requirements of Section 13 of the Exchange Act following the Reorganization. Invitel Denmark will have substantially the same assets, businesses, management and operations as HTCC Delaware prior to the Reorganization. Therefore, strict compliance with the 90 day waiting period is not necessary to effectuate the purpose of the Rule in light of the comprehensive disclosures in prior Exchange Act reporting and the continuing reporting that will be made by Invitel Denmark (on a consolidated basis). The Division has taken similar positions in the context of comparable transactions. *See, e.g., Dollar Tree Stores, Inc.*, supra; *Roper Industries, Inc.*, supra; *Weatherford International*, supra; *Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Reliant Energy, Incorporated*, supra; *PXRE Corporation* (available September 23, 1999); *IPC Information Systems, Inc.*, supra; *Quality Food Centers, Inc.* (available August 26, 1997); *PS Group, Inc.*, supra; *Proler International Corp.* (available March 8, 1996); *Doskocil Companies Incorporated* (available March 24, 1995); and *American Brands, Inc.* (available February 17, 1986). The Division has also granted similar relief to foreign private issuers. *See, e.g., Reuters Group PLC and Thomson Reuters PLC*, supra; *Shire Pharmaceuticals Group PLC and Shire PLC*, supra; and *Royal Dutch Shell PLC*, supra.

In light of the extensive disclosure about HTCC Delaware and Invitel Denmark included in the Reorganization Registration Statement, and Invitel Denmark's on-going reporting obligations after the Reorganization pursuant to Section 13 of the Exchange Act, albeit as a foreign private issuer rather than a domestic issuer, we believe that the underlying purpose of Rule 144(c)(1) will be fulfilled if the Division grants the relief requested in this letter.

For the same reasons, we believe that, for purposes of Rule 144, the most recent reports or statements published by HTCC Delaware prior to the Merger and the average weekly reported volume of trading in HTCC Delaware Common Stock during the time periods specified in Rule 144(e)(1) occurring immediately prior to the Merger should be taken into account by holders of Invitel Denmark Ordinary Shares in determining the applicable limitation on the amount of Invitel Denmark Ordinary Shares which may be sold in compliance with Rule 144(e)(l) and (2). The Division has taken a similar position with respect to Rule 144 in the context of transactions similar to the Merger. *See, e.g., Dollar Tree Stores, Inc.*, supra; *Roper Industries, Inc.*, supra; *Weatherford International*, supra; *Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Reliant Energy, Incorporated*, supra; *IPC Information Systems, Inc.*, supra; and *El Paso Natural Gas Company*, supra. The Division has also granted similar relief to foreign private issuers. *See Shire Pharmaceuticals Group PLC and Shire PLC*, supra.

Accordingly, we respectfully request that you concur in our opinion that HTCC Delaware's prior reporting activities and the most recent report or statement published by HTCC Delaware prior to the Merger, and the average weekly reported trading volume in HTCC Delaware Common Stock during the time periods specified in Rule 144(e)(1), may be taken into account in determining whether Invitel Denmark has complied with the public information requirements of Rule 144(c)(1) and the limitation on the amount of securities that may be sold pursuant to Rule 144(e).

(C) Schedules 13D and 13G

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person who acquires more than five percent of an equity security registered pursuant to Section 12 of the Exchange Act file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended promptly when material changes in ownership occur and require the Schedule 13G to be amended within 45 days after the end of each calendar year. Assuming TDC's conversion of its Preferred Stock before the Merger, the consolidated capitalization, assets and liabilities of Invitel Denmark immediately following the Reorganization will be the same as those of HTCC Delaware immediately prior to the Reorganization. Consequently, any person who, prior to the Merger, has filed a Schedule 13D or 13G for HTCC Delaware Common Stock should not be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to Schedule 13D or 13G that Invitel Denmark is deemed the successor corporation to HTCC Delaware for purposes of filings under Section 13(d). *See Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Reliant Energy, Incorporated*, supra; *Startec Global Communications Corporation*, supra; *Quality Food Centers, Inc.*, supra; *Rouge Steel, Inc.*, supra; *Proler International Corp.*, supra; *Doskocil Companies Incorporated*, supra; and *Toys "R" Us, Inc.*, supra. The Division has also granted similar relief to foreign private issuers. *See Royal Dutch Shell PLC*, supra; *Hanson PLC, Hanson Building Materials PLC*, supra.

We note that Section 13(d) and Regulation 13D-G applies to any equity security registered pursuant to Section 12 of the Exchange Act and, therefore, the fact that Invitel Denmark is a foreign private issuer, while HTCC Delaware is a domestic issuer, should not, in our view, affect whether or not the relief requested in this letter should be granted.

Based on the foregoing, we respectfully request that you concur in our opinion that persons who have filed statements on Schedules 13D or 13G reporting ownership interest in HTCC Delaware Common Stock will not be required to file any additional or amended statements or forms, provided that they note in their next subsequent filing after the Reorganization that Invitel Denmark is the successor issuer to HTCC Delaware.

(D) Form S-8 Eligibility Requirements

General Instruction A.1 to Form S-8 under the Securities Act permits use of the form by an issuer who has filed all reports and other materials required to be filed during the preceding 12 months and is not and has not been a shell company for at least 60 calendar days prior to filing. In our opinion, Invitel Denmark, as a successor issuer to HTCC Delaware, should be able to rely on the prior activities and reporting of HTCC Delaware in determining its ability to file and maintain filings on Form S-8.

We believe that after the Reorganization is completed Invitel Denmark, as a successor issuer pursuant to the requirements of Rule 414 under the Securities Act, should be entitled to take into account HTCC Delaware's acts and status prior to the effective time of the Reorganization in determining whether Invitel Denmark shall be deemed to have met the requirements of paragraph 1 of General Instruction A to Form S-8 as to the Stock-Based Compensation Plans. We note that the Division has on numerous occasions permitted a holding company to file post-effective amendments to Form S-8 registration statements to register shares to be issued pursuant to assumed employee benefit plans. *See, e.g.*, *Mentor Corporation*, supra; *Dollar Tree Stores, Inc.*, supra; *Hecla Mining Co.*, supra; *Aether Systems, Inc.*, supra; *Weatherford International*, supra; *Nabors Industries, Inc. and Nabors Industries Ltd.*, supra; *Reliant Energy, Incorporated*, supra; *PXRE Corporation*, supra; *IPC Information Systems, Inc.*, supra; *Quality Food Centers, Inc.*, supra; *PS Group, Inc.*, supra; and *American Brands, Inc.*, (available February 17, 1986). The Division has also granted similar relief to foreign private issuers. *See, e.g.*, *Reuters Group PLC and Thomson Reuters PLC*, supra; *Shire Pharmaceuticals Group PLC and Shire PLC*, supra; *Royal Dutch Shell PLC*, supra; *Bookham plc*, supra.

Similarly to the other relief requested in this letter, we do not believe that Invitel Denmark's status as a foreign private issuer should affect the decision whether or not to grant the relief requested, in light of the extensive disclosure about HTCC Delaware and Invitel Denmark included in the Reorganization Registration Statement and Invitel Denmark's on-going reporting obligations after the Reorganization pursuant to Section 13 of the Exchange Act.

Accordingly, we respectfully request that you concur in our opinion that Invitel Denmark may rely on the prior activities and reporting of HTCC Delaware in determining its ability to file and maintain filings on Form S-8.

* * * * *

On behalf of HTCC Delaware and Invitel Denmark, we respectfully request that the Division issue an interpretive opinion or no-action letter for the foregoing reasons. If you have any questions or if the Division is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Division prior to issuance of any written response to this letter. Please do not hesitate to call Michael Wolfson of this firm at +44 20 7275 6580 if you require further information with regard to this letter.

Very truly yours,

Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc: Peter T. Noone,
Hungarian Telephone and Cable Corp.